ETFis Series trust I

1540 Broadway

New York, New York 10036

VIA EDGAR

August 25, 2015

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

RE:	Virtus ETF Trust II (“Trust”) (File Nos. 333-205789 and 811-23078), on behalf of Virtus Newfleet Multi-Sector Unconstrained Bond ETF (the “Fund”), a series of the Trust

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby respectfully requests, on behalf of the Fund, that its registration statement on Form N-1A (Accession No. 0000891092-15-006437), filed on July 21, 2015 (the “Registration Statement”), be withdrawn, with such withdrawal to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement is being withdrawn because the Trust has determined not to proceed with the offering of shares of the Fund since a registration statement for a similar fund was filed under Securities Act File No. 333-187668 on January 1, 2015 and declared effective as of August 10, 2015. The Registration Statement has not been declared effective, and no securities were sold in connection with the offering described in the Registration Statement. It is therefore in the best interest of the Trust and the public that the filing be withdrawn. The Trust expects to file a new registration statement on Form N-1A, under Investment Company Act No. 811-23078, with respect to a different fund, the Virtus Newfleet High Yield Income ETF, within the next several days.

If you have any questions or comments, please contact Jeffrey Skinner at 336-607-7512. Thank you for your consideration.

Sincerely,

/s/ William J. Smalley

William J. Smalley

President of the Trust